Mail Room 3233

                                                            September 12, 2017


Via E-mail
David Ross Sisk
Property President
Studio City International Holdings Limited
36/F, The Centrium
60 Wyndham Street
Hong Kong

       Re:       Studio City International Holdings Limited
                 Draft Registration Statement on Form F-1
                 Submitted August 14, 2017
                 CIK No. 0001713334

Dear Mr. Sisk:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

   1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, as applicable.

   2. We note that you have included images in the prospectus. If there are other graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, please provide us with copies and note that such graphics and
 David Ross Sisk
Studio City International Holdings Limited
September 12, 2017
Page 2

       pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

   3. We note your disclosure on page 63 that, in a concurrent transaction with the public offering, Melco International intends to purchase ordinary shares from you in the form of
      ADSs needed for the distribution in specie and that the purchases will be at the public offering price of the ADSs. Please provide us with your analysis as to how this separate transaction and distribution will be exempt from registration and consistent with Section
      5 of the Securities Act.

   4. We note your disclosure on page 24 that you are in the early stages of development of the remaining project. Please revise your disclosure, where applicable, to provide the anticipated completion date, scope of development, costs incurred to date and budgeted costs. Finally, please tell us the status of the extension on the land concession contract you requested with the Macau government.

Use of Proceeds, page 54

   5. Please revise to describe the interest rate and maturity of the indebtedness. If any of the indebtedness was incurred within the past year, please revise to disclose the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

Dilution, page 57

   6. Please revise to provide the information required by Item 9.E.1. of Form 20-F or tell us why such revisions are not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
67

Description of Certain Statements of Operations Items, page 70

   7. We note your disclosure on pages 70-71 in regards to Studio City Casino's gross gaming revenues and the recognized revenue after the Gaming Operator deducted tax and costs incurred in connection with its operation of Studio City Casino. Please revise your disclosure here and elsewhere to discuss in greater detail the deducted tax and costs incurred along with any relevant terms of the agreements between Studio City and Melco
      Resorts related to the tax and costs.

Statement of Operations, page F-4

   8. Please revise your Statements of Operations to disclose related party amounts associated with the line items presented. Reference is made to Rule 4-08(k) of Regulation S-X.
 David Ross Sisk
Studio City International Holdings Limited
September 12, 2017
Page 3

Note 2. Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-12

   9. It appears that you recognize revenues from gaming operations on a net basis in the line item "provision of gaming related services". Please tell us how you considered the guidance in ASC 605-45 in your determination that this presentation is appropriate.

   10. We note your disclosure that you recognize the residual amount of gaming revenues as a result of the Services and Rights to Use Arrangements with Melco Crown Macau
       (Gaming Operator). Please tell us how you considered the guidance in ASC 810 in determining that Gaming Operator is not a variable interest entity and you should not consolidate it. Include in your analysis the following:

                  An explanation of the design and purpose of Gaming Operator and the
                  Company along with the effect regulations had on the designs of the respective entities;

                  Your consideration of the Company and Gaming Operator being under common control on your analysis; and

                  Your consideration of ASC 810-10-55-37 in determining that the fees do not represent a variable interest in Gaming Operator.

Recent Accounting Pronouncements not yet adopted, page F-14

   11. You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements.
       Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic
       11.M

Item 7. Recent Sales of Unregistered Securities, page II-1

   12. Please tell us what consideration you gave to providing the information required by Item
       701 of Regulation S-K with respect to Melco International's concurrent private placement.
 David Ross Sisk
Studio City International Holdings Limited
September 12, 2017
Page 4

Exhibit Index, page II-5

   13. Please include as exhibits the Subscription Agreement with Melco International, the
       Employment Agreements, and the agreements relating to the Services and Right to Use
       Arrangement and Management and Shared Services Arrangement or advise.

   14. If you are not in a position to file the legal and tax opinions in your next amendment, please provide draft copies for our review.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Sharon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202)
551-3673 or me at (202) 551-3233 with any other questions.


                                                            Sincerely,

                                                            /s/ Tom Kluck

                                                            Tom Kluck
                                                            Legal Branch Chief,
Office of Real
                                                            Estate and
Commodities